                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            DISCOUNT AUTO PARTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   254642 10 1
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                                 (CUSIP Number)

                              Gary I. Teblum, Esq.
                         Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                               2700 Barnett Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D
CUSIP NO. 254642 10 1                                   Page  2  of  8  Pages
         -----------------                                   ---    ---
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS

      Fontaine Industries Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------------------             ------------------------------
CUSIP NO. 254642 10 1                           Page   3  of  8  Pages
         -----------------                            ---    ---
-----------------------------------             ------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter J. Fontaine Revocable Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida Revocable Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
CUSIP NO. 254642 10 1                                      Page  4  of  8  Pages
         -----------------                                      ---    ---
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter J. Fontaine
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------                            -----------------------
  CUSIP No.  254642 10 1                                Page  5  of  8  Pages
           -------------                                     ---    ---
---------------------------                            -----------------------


        This Statement, filed by only Fontaine Industries Limited Partnership ("Fontaine Industries"), the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually (the "Reporting Persons") constitutes Amendment No. 6 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Discount Auto Parts, Inc., a Florida corporation (the "Issuer"), as follows:

        1. Schedule 13D filed on January 6, 1994 by Fontaine Industries, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually.

        2. Amendment No. 1 to Schedule 13D filed on July 25, 1994 by Fontaine Industries, the Peter J. Fontaine Revocable Trust,

                Peter J. Fontaine, individually and as trustee, Fontaine Enterprises Limited Partnership ("Enterprises"), the Denis L. Fontaine Trust, and Merritt A. Gardner, as trustee.

        3. Amendment No. 2 to Schedule 13D filed on September 8, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust,

                Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Denis L. Fontaine Family Trust F/B/O Gregory L. Fontaine, the Denis L. Fontaine Family Trust F/B/O Julie A. Fontaine and the Denis L. Fontaine Family Trust F/B/O Christopher J. Fontaine (collectively, the "Fontaine Children's Trusts") and Merritt A. Gardner, as trustee.

        4. Amendment No. 3 to Schedule 13D filed on December 12, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee.

        5. Amendment No. 4 to Schedule 13D filed on March 22, 2001 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee. As indicated therein, such Amendment No. 4 constituted both (1) a Schedule 13D filing for Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, individually and (2) a separate Schedule 13D filing for Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee.

        6. Amendment No. 5 to Schedule 13D filed on August 17, 2001 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, individually and as trustee.

        Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter
J. Fontaine, individually and as trustee, each jointly amend information with respect to the items set forth below:

                                  SCHEDULE 13D

-------------------------                                -----------------------
  CUSIP No.  254642 10 1                                   Page  6  of  8  Pages
            -------------                                       ---    ---
-------------------------                                -----------------------

Item 3.         Source and Amount of Funds or Other Consideration.

         See Item 5.


Item 4.         Purpose of Transaction.

         See Item 5.


Item 5.         Interest in Securities of the Issuer.

         Advance Holding Corporation, a Virginia Corporation ("Holding"), Advance Stores Company, Incorporated, a Virginia corporation and wholly-owned subsidiary of Holding ("Advance"), Advance Auto Parts, Inc., a Delaware corporation and wholly-owned subsidiary of Holding ("Advance Auto Parts"), AAP Acquisition Corporation, a Florida corporation and wholly-owned subsidiary of Advance Auto Parts ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger dated as of August 7, 2001 (the "Merger Agreement"), pursuant to which Merger Sub would merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation. The Merger Agreement was filed as Exhibit 1 to Amendment No. 5 to this Schedule D.

         On November 28, 2001, at the effective time of the Merger (the "Effective Time"), Merger Sub was merged with and into the Issuer and the Issuer became a wholly-owned subsidiary of Advance Auto Parts, all pursuant to the terms and conditions of the Merger Agreement. By virtue of the Merger, each issued and outstanding share of the Issuer's Common Stock at the effective time of the Merger was exchanged for 0.2577 of a share of common stock of Advance Auto Parts and $7.50 in cash. As a result of the Merger, Advance Auto Parts now owns 100% of the outstanding shares of the Issuer's common stock, and Fontaine Industries, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine individually, acquired beneficial ownership of shares in Advance Auto Parts in exchange for their beneficial ownership of shares of the Issuer and no longer have any beneficial ownership of any shares of the Issuer.

         As described in Amendment No. 5 to the Schedule 13D, simultaneously with the execution of the Merger Agreement, the Reporting Persons entered into an Irrevocable Proxy and Voting Agreement (the "Voting Agreement") and a Stock Option Agreement (the "Option Agreement") pursuant to which, among other things, Advance obtained certain voting rights with respect to the Common Stock beneficially owned by the Reporting Persons and the right to purchase, upon the occurrence of certain events, the shares beneficially owned by the Reporting Persons at the time of the execution of the Merger Agreement. Pursuant to the terms of the Voting Agreement and the Option Agreement, the Voting Agreement and the Option Agreement terminated at the Effective Time. The Voting Agreement and the Option Agreement are filed as Exhibit 2 and Exhibit 3 to this Amendment No. 5 to this Schedule D.

                                  SCHEDULE 13D

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CUSIP No.  254642 10 1                          Page  7  of  8  Pages
          -----------------                          ---    ---
------------------------------                  --------------------------------


Item 7.  Material to Be Filed as Exhibits.

         Exhibit 1         Joint Filing Agreement.

                                  SCHEDULE 13D

------------------------------                  --------------------------------
CUSIP No.  254642 10 1                          Page  8  of  8  Pages
          -----------------                          ---    ---
------------------------------                  --------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2001.


                                   FONTAINE INDUSTRIES LIMITED PARTNERSHIP

                                   By:  Peter J. Fontaine Revocable Trust,
                                                 General Partner

                                        By:      /s/ Peter J. Fontaine
                                           ----------------------------------
                                                 Peter J. Fontaine, Trustee


                                   PETER J. FONTAINE REVOCABLE TRUST

                                   By:  /s/ Peter J. Fontaine
                                      ---------------------------------------
                                        Peter J. Fontaine, Trustee


                                   /s/ Peter J. Fontaine
                                   ------------------------------------------
                                   Peter J. Fontaine, individually

                                  EXHIBIT INDEX

Exhibit 1     Joint Filing Agreement.